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                                  EXHIBIT 99.1

RISK  FACTORS

We face risks in executing our business plan and achieving revenues. The following risks are material risks that we face. We also face the risks identified elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-QSB for the three months ended March 31, 2002 and in other filings that we make with the Securities and Exchange Commission. If any of these risks occur, our business and our operating results and financial condition could be seriously harmed and we may not be able to continue business operations as a going concern.

RISKS  RELATING  TO  OUR  FINANCIAL  CONDITION

There Is A Substantial Risk That We Will Not Be Able To Continue Our Business Operations Due To Our Financial Condition.

We had a working capital deficit of $10,656,137 as at March 31, 2002. As we are not earning revenues, we require substantial amounts of additional capital in order to continue business operations. We are seeking additional funds through private placement offerings of our common stock and we are pursuing development of our technology through joint development agreements. We do not have any arrangements in place for any financing. In addition, if we are successful in achieving financing, we anticipate that any financing would be achieved by sales of additional shares of our common stock. Sales of additional shares of our common stock will result in significant dilution to our current stockholders. If we do not achieve additional financing, we may be forced to cease business operations. In addition, the maximum number of shares of our common stock that we can issue is 99,000,000 shares until such time as our certificate of incorporation is amended to permit an increased number of authorized shares. An amendment to our certificate of incorporate will require the approval of our shareholders in accordance with Delaware law.

There Is Substantial Doubt As To Our Ability To Raise Additional Capital Through Sales Of Our Common Stock.

There is substantial doubt as to our ability to raise additional capital through sales of our common stock due to the following factors:

1.   We  have  a  substantial  working  capital  deficit;
2.   We  do  not  have  any  significant  revenues;
3. We will not achieve significant revenues until we complete the commercialization of products incorporating our technology, whether by ourselves or in conjunction with automotive OEM's;
4. We will be required to incur substantial research and development expenses prior to the commercialization of products incorporating our technology;
5.   Our  relationship  with  Honeywell  is  the  subject  of legal proceedings;
6.   We  are  the  subject  of  outstanding judgments and legal proceedings; and
7.   The  presence  of  the other risks identified in this Annual Report on Form
     10-K.

There  Is  Substantial  Doubt  About Our Ability To Continue As A Going Concern.

We reported net losses of $7,365,220 and $16,966,245 for the two fiscal years ended December 2001 and 2000 respectively and a net loss of $1,556,734 for the three months ended March 31, 2002. We suffered net losses in recent years resulting in an accumulated deficit of $116,146,095 at March 31, 2002, have used cash in our operating activities in recent years, have disposed of our most significant subsidiary through bankruptcy, are subject to lawsuits, and based on our projected cash flows for the ensuing year we will be required to seek additional equity or debt


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financing  in  order  to  continue  our  present operations, irrespective of the amounts to be paid, if any, in connection with the aforementioned lawsuits. These matters raise substantial doubt about our ability to continue as a going concern.

Our auditors have made reference to the substantial doubt about our ability to continue as a going concern in their audit report on our audited financial statements for the year ended December 31, 2001.

Substantially All Of Our Historical Revenues Were Derived From Pacific Baja, Substantially All Of The Assets Of Which Were Sold In Bankruptcy Proceedings In 1999.

Substantially all of our revenues on a consolidated basis have historically been derived from Pacific Baja, our former subsidiary. The assets of Pacific Baja were sold in bankruptcy proceedings in December 1999. The sale of substantially all of the assets of Pacific Baja has had an adverse affect on our business and results of operations.

We  Have  No  History  Of  Product  Sales.

None of the Turbopac or Dynacharger products have been commercially produced except for the limited commercial production of the TurbopacTM 2500 product. Sales of the Turbopac 2500 product have been terminated by Honeywell. Other models of the TurbopacTM product and all models of the DynachargerTM and TurboAir products remain in various stages of development. We cannot assure you that the TurbopacTM models, DynachargerTM or TurboAir products will be developed timely or that they will be commercially accepted. The failure of the TurbopacTM and DynachargerTM or TurboAir products to achieve commercial success will have a material adverse effect on the business, operating results and financial condition of the Company.

RISKS  RELATING  TO  THE  STATUS  OF  OUR  AGREEMENTS  WITH  HONEYWELL

The Termination Of Our Joint Development And License Agreements With Honeywell Would Have A Material Adverse Effect On Our Business.

Honeywell has initiated arbitration proceedings against us to terminate our license agreement and joint development agreement with Honeywell as a result of our alleged inability to meet our commitments under the agreements. We contest Honeywell's attempts to terminate the agreements and disagree with Honeywell's assertions regarding alleged delinquencies. We have commenced legal proceedings in court in an attempt to enjoin Honeywell from proceeding with the arbitration proceedings. There is no assurance that we will be successful in enjoining these proceedings.

There  Is  No  Assurance  That  Our Claims Against Honeywell Will Be Successful.

We have commenced legal proceedings against Honeywell seeking substantial damages as a result of Honeywell's conduct under our license agreement and joint development agreement with Honeywell. There is no assurance that we will be successful in prosecuting these legal proceedings against Honeywell. There is also no assurance that if an award of damages is obtained against Honeywell, that any award of damages would be in the range of the damages we are seeking in these legal proceedings.

We May Not Be Able To Continue In Business Even If We Retain Our Agreements With Honeywell.

Due to our past losses and our limited working capital, we may not be able to stay in business, even if we continue to develop our technology with Honeywell. Honeywell has terminated sales of the Turbopac products that they have the right to sell under our license agreement. Honeywell is also not currently proceeding with the commercial development of Dynacharger products and


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no  sales  of  products  incorporating the Dynacharger technology are being made under our license agreement. Accordingly, we are not earning revenues under our license and joint development agreements with Honeywell. As we do not have any other products ready for commercial sale at this time, there is significant doubt as to our ability to continue business operations even if Honeywell is not successful in terminating our license agreement and joint development agreement. Our current sources of working capital are not sufficient to meet our working capital needs.

RISKS  RELATING  TO  ADDITIONAL  LEGAL  PROCEEDINGS

We Have Been Named As A Defendant In Legal Proceedings Arising From The Bankruptcy Of Pacific Baja.

We have been named as a defendant in legal proceedings commenced by the Pacific Baja Liquidating Trust on behalf of the creditors of Pacific Baja seeking damages in excess of $12 million from ourselves and the former officers and directors of Pacific Baja and Turbodyne Systems. If the Pacific Baja Liquidating Trust is successful in achieving an award of substantial damages against us, we may be forced to cease business operations. In addition, the continuation of these legal proceedings may have an adverse affect on our ability to raise additional capital.

We Are Subject To Outstanding Judgments That May Adversely Impact Our Ability To Continue Operations.

We are the subject of a judgment in favor of Heartland Financial in the amount of approximately $535,490. While we have appealed this judgment, there is no assurance our appeal will be successful. We are the subject of a judgment in the amount of approximately $50,000 in favour of Bowne. The commencement of execution proceedings by our judgment creditors will have an adverse impact on our ability to continue as a going concern.

We Are The Subject Of Additional Legal Claims That Could Adversely Impact Our Ability To Continue Operations.

In addition to the claims described above, we are party to the legal proceedings described in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-QSB for the three months ended March 31, 2002. Our inability to settle these legal claims or adverse decisions against us in the proceedings may have an adverse affect on our ability to continue operations as a going concern.

RISKS  RELATED  TO  OUR  BUSINESS  STRATEGY

Our Business May Be Adversely Affected If We Are Not Able To Achieve Management Stability.

There is no assurance that we will be able to retain a management team that is capable of implementing our business strategy successfully. Our board of directors and management has experienced a high rate of turnover recently, which has affected our ability to focus on the core elements of our business. It is possible that we will continue to experience turnover, although we believe that our executive officers will retain their positions for the foreseeable future. If management resources continue to be diverted towards replacing directors and executive officers, our ability to manage our business, achieve financing and to further develop our technology will be impaired with the result that our business will be adversely affected. In addition, our current stability will have a negative impact on the quality of management that we are able to retain to manage our business.

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Our  Business  Will  Not  Succeed If We Cannot Convince OEM's To Incorporate Our
Technology  Into  Their  Product  Lines.

Our future financial performance depends primarily on our ability to enter into agreements with automotive OEM's that lead to the commercialization of products incorporating our technology. If we are unable to convince automotive OEM's of the advantages and viability of our technology, we will not be successful.

We May Expend A Significant Amount Of Time And Resources Testing Programs That May Not Result In Any Sales.

A key component of our business strategy involves entering into joint development agreements with automotive OEM's with the objective of having the OEM's incorporate our technology into the OEM's products. Developing relationships with OEM's involves lengthy periods of product development and performance evaluation. During this period, we may provide certain products or services free of charge or at a reduced rate. We also devote a significant amount of time and attention to pursuing these programs in an effort to obtain commercialization for products incorporating our technology. OEM's that we conduct joint development work with may be under no obligation to purchase our products and after evaluation may determine not incorporate any of our technology into their products. Accordingly, we may devote substantial time and resources to developing relationships and development programs with OEM's that do not result in commercialization of products incorporating our technology.

Our Business Could Be Materially Adversely Affected If We Encounter Problems And Delays In Completing The Development Of Products Incorporating Our Technology For Commercialization.

With the exception of limited commercial production of certain Turbopac(TM) models, products incorporating our technology are in the development stage. Historically, we have encountered delays in development due to design defects or changes in specifications and we may continue to experience delays. These delays could increase the cost of development of products incorporating our technology and affect the timing of commercialization. Our future revenues depend largely on sales of products incorporating our technology and delays in commercialization will impact on our financial condition and operating results. In addition, new products incorporating our technology may not receive market acceptance and may not be sold at a profit.

Future  Revenues  Depend  On  Our  Ability  To  Get  Patent  Protection  For Our
Technology.

Protection of trade secrets and proprietary know how is critical to our success. If our competitors independently develop similar or superior technologies or gain access to our trade secrets, our business will be materially and adversely affected. While we have assigned our patent and trademark rights relating to the Turbopac(TM) and the Dynacharger(TM) to Honeywell, we have also obtained a non-exclusive license for these patents under our license agreement with Honeywell. Accordingly, we depend on continued patent protection for these products. We are also pursuing patent protection of new technology that we have developed and incorporated into our TurboAir product. Patent applications have been filed in the United States and certain foreign jurisdictions relating to these products. The patents may not be issued, however, or, if issued, they may be modified. If we are unable to obtain and maintain patent protection for our technology, we may not be able to gain a competitive advantage or protect our technology and our business will be adversely affected.

Application for a patent offers no assurance that a patent will be issued or issued without material modification. Moreover, we cannot assure you that patents will be issued, or that issued patents will not be circumvented or invalidated, that proprietary information can be maintained as such or that we will be able to achieve or maintain a technological advantage. We may incur substantial costs seeking to enforce our patent rights against infringement or the unauthorized use of our


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proprietary  technology  by  others  or  in  defending ourselves against similar claims of others. Our trade secrets and proprietary know-how are critical for us to achieve and maintain a competitive position. We cannot assure you that others may not independently develop similar or superior technologies or gain access to our trade secrets or know-how.

If New, Commercially Successful Techniques Similar To Our Products Are Developed, Our Potential Market Share Will Be Reduced.

The business environment in which we operate is highly competitive. Although we know of no products that are technologically similar to ours, future competitors may develop related technologies that improve the performance of internal combustion engines or products that are not encompassed by our patents. In addition, competitors may be issued patents that inhibit our ability to develop certain products. There may also be improvements to current technologies that compete with ours. Successful development of new techniques may reduce our potential market share or make our products less attractive or obsolete, each of which would adversely affect our business. In addition, a relatively small number of OEM's hold a significant share of the automotive market. If any of the OEM's decides not to incorporate our products into their product lines, our potential market share might be significantly reduced. Our products may not be superior to existing or subsequently developed competitive products and we may not be able to obtain significant market share or be able to adapt to evolving markets or technologies.

We  Must  Keep  Pace  With  Technological  Change  To  Achieve  Success.

The automotive industries in which we compete are characterized by rapid and significant technological change. Our success depends on our ability to continually develop new technology and to refine products incorporating our original technology. We have been pursuing commercialization of Dynacharger(TM) and Turbopac(TM) product lines. However, development of these products under our agreements with Honeywell has not proceeded as planned. Due to this delay and the rapid pace of technological innovation in the automotive industry, there is a risk that these products may be superceded by new technology and become obsolete. We have embarked on development of new technology to counter this risk, including the development of our new TurboAir product. However, there is no assurance that our new technology will achieve success

We cannot assure you that our products will be commercially accepted or that we will be able to enhance existing products or develop new products. We also cannot assure you that technological change will not render obsolete or uneconomical any of our products. Our ability to continue to develop and market new and improved products that can achieve significant market acceptance will determine our future sales and profitability.

Intense  Competition.

The business environment in which we operate is highly competitive. Most of our competitors have and potential competitors may have greater financial, marketing, technological and other resources. We believe that no products technologically similar to the TurbopacTM and DynachargerTM or TurboAir products have been sold. However, future competitors may develop related technologies that improve the performance of internal combustion engines and/or reduce emissions that are not encompassed by our patents. In addition, other companies may be issued patents which may inhibit our ability to develop certain products encompassed by those patents. There also may be improvements to existing technologies.

If new techniques are developed and are commercially successful, they may reduce our potential market share or make products incorporating our technology less attractive or obsolete, each of which will adversely affect our business. In addition, a relatively small number of OEM's hold a significant share of the automotive market and the determination of an OEM not to incorporate

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the  TurbopacTM products into its product line may force us to expend additional amounts to gain market share and/or significantly reduce our potential market share.

RISKS  RELATING  TO  OUR  MARKET

Because Our Stock Is A Penny Stock, Shareholders Will Be More Limited In Their Ability To Sell Their Stock.

Our common stock is traded on the over-the-counter bulletin board and constitutes a penny stock under the Securities and Exchange Act. Our shares will remain classified as a penny stock for the foreseeable future. The classification as a penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than having to comply with these rules, some broker-dealers will refuse to attempt to sell a penny stock. These rules may affect the ability of broker-dealers to sell our common stock and also may affect the ability of holders of our common stock to resell their shares of common stock.

Our  Stock  Price  Is  Extremely  Volatile.

The price of our common stock has been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in the results of our operations, announcements of new technological innovations by competitors, our inability to achieve commercialization of our products or enter into joint venture and licensing agreements, the operating and stock price performance of other companies that investors may deem comparable to us, and news relating to trends in our markets. In addition, the stock market in general, and the market for high technology stocks in particular, has experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Absence  Of  Dividends.

We have never paid cash dividends on the common stock and no cash dividends are expected to be paid on our common stock in the foreseeable future. Any future determination to declare or pay dividends will be at the discretion of the board of directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the board of directors.